July 31, 2012

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

APEX 5 Inc.

Form 10-12(G)

Filed July 9, 2012

File No. 000-54758

Mr. Spirgel:

This correspondence is in response to your letter dated July 30, 2012 in reference to our filing of the Form 10-12G filed July 9, 2012 on the behalf of APEX 5, Inc., File No. 000-54758.

Please accept the following responses and note that Registrant filed amended Form 10-12G on July 31, 2012.

Comment 1

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Answer:  Registrant notes the Commission’s comment.

Comment 2

Prior Blank Check Company Experience, page 17

2. Please update your disclosure on page 18 regarding Apex 4, Inc. such as when its registration statement becomes effective and for matters regarding the Form 8-Ks filed by Apex 4 on July 18 and 19, 2012. More specifically, please disclose:

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Whether Mr. Chiang has any continuing affiliation with Apex 4 such as an equity interest (disclose if he has no affiliation in any form whatsoever),

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Whether any affiliate or third party was involved in Apex 4’s business combination (including any compensation received by such affiliate or party),

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Whether Mr. Chiang received any compensation in connection with Apex 4’s business combination,

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Whether the successor entity is currently reporting company and, if so, whether it is timely in its obligations, and

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Whether the successor entity has a public trading market for its securities.

Answer:   Prior Blank Check Company Experience on page 18 has been revised as follows:

Name	Filing Date Registration Statement	Operating Status	SEC File Number	Pending Business Combinations	Additional Information

APEX 1, Inc.	June 21, 2010	Effective December 7, 2010	000-54112	On May 6, 2011, APEX 1, Inc. was sold to Andrew J. Zagorski of OZ Saferooms Technologies, Inc. for $70,000.	Richard Chiang served as president, chief executive officer and director until the closing of the share exchange transaction with Andrew J. Zagorski, at which time he resigned.
APEX 2, Inc.	June 6, 2011	Effective July 1 9, 2011	000-54430	On Oct 28, 2011, APEX 2, Inc. was sold to Martin Mobarak of MAP Universal LLC for $50,000.	Richard Chiang served as president, chief executive officer and director until the closing of the share exchange transaction with Martin Mobarak, at which time he resigned.
APEX 3, Inc.	March 2, 2012	Effective April 3, 2012	000-54617	On April 18, 2012, APEX 2, Inc. was sold to Robert I. Goldstein of US Nuclear Corp. for $30,000.

Richard Chiang served as president, chief executive officer and director until the closing of the share exchange transaction with Robert I. Goldstein at which time he resigned and subsequently on May 18, 2012 was elected as a director.

APEX 4, Inc.	June 6, 2012	Effective July 11, 2012	000-54732	On July 18 2012, APEX 4 Inc was sold to Gregory Lykiadopoulous for $40,000	Richard Chiang serves as President, chief executive officer and as director until the share exchange transaction with Gregory Lykiadopoulous at which time he resigned.

Mr. Chiang has no continuing affiliation with APEX 1 Inc., ~~and~~ APEX 2 Inc. and APEX 4 Inc. He has retained an equity interest of 8.5% of the outstanding common shares of APEX 3 Inc as a director. There was no affiliate or third party involvement in the sale of each company and no compensation to any such affiliate or party. Mr. Chiang received compensation in connection with the sale of each company as listed in the table section of Prior Blank Check Company Experience, but not for any business combination.  On May 20, 2011, Andrew J. Zagorski of OZ Saferooms Technologies, Inc the owner of APEX 1 Inc. filed with the Secretary of State of the State of Delaware an amendment to its Certificate of Incorporation which changed the name of the Registrant from ~~Apex~~  APEX 1, Inc. to ~~Oz~~ OZ Saferooms Technologies, Inc. On July 18, 2012, Gregory Lykiadopoulous was elected to the board of directors of APEX 4 Inc, subsequently on July 19, 2012, APEX 4 Inc was sold to Gregroy Lykiadopoulous. Mr Lykiadopoulous filed with the Secretary of State of the State of Delaware an amendment on July 19, 2012 to its Certificate of Incorporation which changed the name of the Registrant from APEX 4 Inc to Privileged World Travel Club, Inc. As of July 30, 2012, APEX 1 Inc, APEX 2 Inc, ~~and~~ APEX 3 Inc and APEX 4 Inc have not consummated any business combinations and are currently timely in their reporting obligations with the SEC. OZ Saferooms Technologies, MAP Universal LLC and US Nuclear Corp are operating entities, however, no business combination has been filed and therefore OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc, ~~and~~ APEX 3 Inc and Privileged World Travel Club, Inc.fka APEX 4 Inc are still shell companies. Currently, there is no public trading market for OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc,~~, and~~ APEX 3 Inc. and Privileged World Travel Club, Inc. fka APEX 4 Inc.

Comment 3

Further disclose whether Apex 4 continues to be a shell company.

Answer:  OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc APEX 3 Inc and Privileged World Travel Club, Inc.fka APEX 4 Inc are still shell companies.

Registrant wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President